Exhibit 99.3

March 4, 2016                                       AMENDED

Nova Scotia Securities Commission Alberta Securities Commission Manitoba Securities Commission Ontario Securities Commission Superintendent of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Saskatchewan Financial and Consumer Affairs Authority
New Brunswick Financial and Consumer Services Commission
British Columbia Securities Commission
Autorité des marchés financiers

RE: Catalyst Paper Corporation

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual Meeting of Shareholders:

Date of meeting:
Record date for notice:
Record date for voting:
Beneficial ownership determination date:
Securities entitled to notice:
Securities entitled to vote:
Issuer mailing directly to non- objecting beneficial owners:
Issuer will pay for objecting beneficial owner material distribution:
Issuer using notice-and-access for registered investors:
Issuer using notice-and-access for non-registered investors:
Notice-and-access stratification criteria:
May 10, 2016 March 14, 2016 March 14, 2016 March 14, 2016 Common Common No Yes No No No

Sincerely,

Judy Power
Associate Manager, Trust Central Services
cc: CDS & Co. (via e-mail)